EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Nine Months Ended September 30, 2014

Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$28,686
Gain on sales of real estate, excluding discontinued operations	10,630
Combined fixed charges and preferred share dividends (from below)	86,918
Amortization of capitalized interest	1,769
Distributed income of equity investees	225
Subtract:
Capitalized interest (from below)	(4,325)
Preferred share dividends included in fixed charges	(12,387)
Preferred unit distributions included in fixed charges	(495)
Preferred distributions of other consolidated entities	(12)
Total earnings	$111,009

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$69,107
Capitalized interest (internal and external)	4,325
Amortization of debt issuance costs-capitalized	161
Interest included in rental expense	431
Preferred share dividends	12,387
Preferred unit distributions	495
Preferred distributions of other consolidated entities	12
Total combined fixed charges and preferred share dividends	$86,918

Ratio of earnings to combined fixed charges and preferred share dividends	1.28